FILE NO. 82-3311

(Translation)

July 26, 2004

Dear Sirs,

Name of Company: Shiseido Company, Limited
Name of Representative: Morio Ikeda
President & CEO
(Representative Director)
(Code No. 4911, the First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to: Masato Hashikawa
General Manager of Investor Relations Division
(Tel: 03-3572-5111)

Notice of Issuance of Stock Acquisition Rights

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved that the Company would issue stock acquisition rights as stock options pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan, as well as the resolution adopted at its 104th Ordinary General Meeting of Shareholders (on June 29, 2004), as described below:

Description

1. Reason for the issuance of stock acquisition rights:

To afford incentives to and raise the morale of the Directors and Corporate Officers of the Company to achieving much improved results and thus to increase the market value of the whole Shiseido Group, the Company intends to issue stock acquisition rights as stock options.

2. Outline of the issuance of stock acquisition rights:

(1) Qualified grantees of stock acquisition rights:

32 Directors and Corporate Officers of the Company

(2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

1,004,000 shares of common stock of the Company.

Provided, however, that in the event that the Company divides or consolidates its shares,

under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

b. In the event that any grantee of Stock Acquisition rights fails to exercise his/her stock acquisition rights as he/she leaves office as Director or Corporate Officer of the Company before he/she does so, the Company may cancel his/her stock acquisition rights without consideration.

c. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights during the stock acquisition right exercise period stipulated in a "contract of granting stock acquisition rights", the Company may cancel his/her stock acquisition rights without consideration.

(10) Capitalization of the portion of the issue price of each share to be issued upon exercise of stock acquisition rights:

¥714 per share; provided, however, that no capitalization shall be made in case the Company transfers its shares of treasury stock upon exercise of stock acquisition rights.

(11) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

(12) Number of grantees of stock acquisition rights and the number of stock acquisition rights so granted:

7 Directors of the Company:	316 stock acquisition rights	(316,000 shares)
25 Corporate Officers of the Company:	688 stock acquisition rights	(688,000 shares)
Total: 32	1,004 stock acquisition rights	(1,004,000 shares)

[For reference]

1.	The date of resolution of the Board of Directors for the submission of the proposition to the Ordinary General Meeting of Shareholders:	May 11, 2004
2.	The date of resolution of the Ordinary General Meeting of Shareholders:	June 29, 2004

The stock option plans of the Company during the business year (from April 1, 2004 to March 31, 2005) are classified in two broad categories: one for the officers (Directors and Corporate Officers) of the Company and the other for the directors, corporate officers and employees of the Company and its related group companies. The purposes of the respective stock option plans are described below:

(1) Stock option plan for the officers of the Company:

Long-term incentive type stock option plan that links an increase of shareholder value on a long-term basis with compensation, placing emphasis on sharing interests with its shareholders, under which stock acquisition rights are issued as described herein.

(2) Stock option plan for the directors, corporate officers and employees of the Company and its related group companies:

Stock option plan as rewards for individual performances of individuals and teams of the Company and its related group companies that substantially contribute to consolidated results, to inspire can-do spirits of and afford incentives to employees.

- END -

FILE NO. 82-3311

July 26, 2004

Consolidated Financial Results for the First Quarter ended June 30, 2004

Shiseido Company, Ltd.

Listing: **Tokyo Stock Exchange, First Section**
Code Number: **4911**
URL: **http://www.shiseido.co.jp/e/**
Representative: **Morio IKEDA (Mr.), President/ CEO & Representative Director**
Contact: **Masato HASHIKAWA (Mr.), General Manager of Investor Relations Department**
Telephone: **+81-3-3572-5111**

1. Notes to Quarterly Financial Statements

(1) Simplified accounting method adopted: Yes

(2) Difference in accounting methods compared with most recent fiscal year: None

(3) Changes in consolidation and scope of application for equity method: Yes
  Newly consolidated companies: 3
  Excluded consolidated company: 1
  Newly included under equity method: –
  Excluded under equity method: –

2. Operating Results for the First Quarter of the Fiscal Year ending March 31, 2005 (From April 1, 2004 to June 30, 2004)

(1) Operating Results (Consolidated)

*Amounts under one million yen have been rounded down.

(Millions of yen, except for per share figures)

	Net Sales	Income from Operations	Ordinary Income
First Quarter ended June 30, 2004	144,161 (+1.7)	–778 (–)	–314 (–)
First Quarter ended June 30, 2003	141,753 (–)	835 (–)	587 (–)
Fiscal Year ended March 31, 2004	624,248	39,052	35,852

	Net Income	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)
First Quarter ended June 30, 2004	–6,605 (–)	–15.95	–
First Quarter ended June 30, 2003	–8,419 (–)	–20.24	–
Fiscal Year ended March 31, 2004	27,541	64.94	64.94

(Note) Numbers in parentheses alongside net sales, income from operations, ordinary income and net income indicate percentage increase/decrease over previous corresponding term.

A Supplementary Explanation Regarding Operating Results (Consolidated)

In the first quarter under review – the three-month period ended June 30, 2004 (2004/4/1–2004/6/30) –, the Japanese economy revitalized gradually, driven by companies' improved profitability and increases in capital investments. Positive indications of recovery in consumer spending were seen, as well.

Under these conditions, Shiseido Company, Limited (the Company) initiated "proactive" management by making aggressive investments, with aims to expand share in the domestic cosmetics market and to strengthen development in the Chinese market.

As a result, consolidated net sales in the three months totaled ¥144,161 million, an increase of 1.7% compared with the previous corresponding period. Domestic sales were approximately level with the preceding year, while overseas sales expanded, centering on the strong growth in China.

Income from operations dropped ¥1,614 million year-on-year, to a loss of –¥778 million, reflecting the increase in marketing expenditures centered on advertising and promotions for domestic cosmetics business. Ordinary income fell ¥902 million, as well, to a loss of –¥314 million.

Owing to a reduction in income taxes, however, net loss was reduced ¥1,813 million, to –¥6,605 million.

To note on quarterly trends, income from operations for the first quarter generally tends to be lower compared with the other quarters, due to relatively small net sales.

In addition, income tax due on the elimination of unrealized gain for the Group-owned inventory is calculated based on the parent company's taxable income for the first quarter. Hence, income tax tends to be charged excessively, making net income subsequently remain at low levels.

(2) Financial Position (Consolidated)

(Millions of yen, except for per share figures)

	Total Assets	Shareholders' Equity	Equity Ratio (%)	Shareholders' Equity per Share (Yen)
June 30, 2004	653,557	361,783	55.4	873.34
June 30, 2003	634,669	338,480	53.3	816.82
March 31, 2004	626,730	374,549	59.8	903.74

A Supplementary Explanation Regarding Financial Position (Consolidated)

Compared with the previous fiscal year-end (March 31, 2004), total assets as of June 30, 2004 grew ¥26,827 million, while shareholders' equity decreased ¥12,766 million.

Major factors causing the change in assets included a ¥18,928 million decline in notes and accounts receivable, a ¥33,240 million rise in short-term investments in securities, and a ¥12,657 million increase in investments and other assets, mainly investments in securities. The change in liabilities was caused largely by a ¥49,003 million increase in short-term and long-term corporate bonds. This is due to the issuance of ¥50,000 million in domestic corporate straight bonds in May 2004.

[Consolidated Cash Flows]

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Term-End
First Quarter ended June 30, 2004	11,745	–21,866	45,131	93,001
First Quarter ended June 30, 2003	–10,997	–19,255	–8,656	62,815
Fiscal Year ended March 31, 2004	47,074	–43,033	–45,884	59,364

[Reference]

The Forecast of Consolidated Operating Results for the Fiscal Year ending March 31, 2005
(From April 1, 2004 to March 31, 2005)

The Company has made no revisions to its forecasts for consolidated operating results.

[Attachments]

1. Consolidated Quarterly Balance Sheets (Summary)

(Millions of yen, %)

	First Quarter ended June 2004 (June 30,2004)	First Quarter ended June 2003 (June 30,2003)	Increase / Decrease Year-on-Year		Fiscal Year ended Mar. 2004 (Mar.31,2004)
	Amount	Amount	Amount	% change	Amount
(ASSETS)					
I. Current Assets					
1.Cash and Time Deposits	39,942	35,135	+4,807	+13.7	39,204
2.Notes and Accounts Receivable	90,617	90,702	–84	–0.1	109,546
3.Short-Term Investments in Securities	55,589	29,055	+26,533	+91.3	22,349
4.Inventories	67,013	70,051	–3,038	–4.3	65,707
5.Other Current Assets	26,164	38,147	–11,983	–31.4	27,367
Total Current Assets	**279,326**	**263,091**	**+16,234**	**+6.2**	**264,175**
II. Fixed Assets					
1.Tangible Fixed Assets	167,877	170,836	–2,958	–1.7	167,645
2.Intangible Fixed Assets	54,532	60,823	–6,290	–10.3	55,745
3.Investments and Other Assets	151,821	139,918	+11,903	+8.5	139,164
Total Fixed Assets	**374,231**	**371,578**	**+2,653**	**+0.7**	**362,555**
Total Assets	**653,557**	**634,669**	**+18,888**	**+3.0**	**626,730**
(LIABILITIES)					
I. Current Liabilities					
1.Notes and Accounts Payable	53,218	48,925	+4,292	+8.8	55,330
2.Bonds Redeemable within 1 year	30,199	44,276	–14,077	–31.8	32,522
3.Accrued Amount Payable	43,290	39,310	+3,979	+10.1	41,354
4.Other Current Liabilities	38,151	43,154	–5,002	–11.6	47,401
Total Current Liabilities	**164,860**	**175,667**	**–10,807**	**–6.2**	**176,608**
II. Long-Term Liabilities					
1.Corporate Bonds	63,349	30,870	+32,478	+105.2	12,023
2.Reserve for Employees' Retirement Benefits	40,029	64,265	–24,236	–37.7	40,788
3.Other Long-Term Liabilities	11,991	13,666	–1,674	–12.3	11,973
Total Long-Term Liabilities	**115,370**	**108,802**	**+6,567**	**+6.0**	**64,785**
Total Liabilities	**280,230**	**284,470**	**–4,239**	**–1.5**	**241,394**
(MINORITY INTERSTS)					
Minority Interests	**11,544**	**11,718**	**–174**	**–1.5**	**10,786**
(SHAREHOLDERS' EQUITY)					
Total Shareholders' Equity	**361,783**	**338,480**	**+23,302**	**+6.9**	**374,549**
Total Liabilities, Minority Interests, and Shareholders' Equity	**653,557**	**634,669**	**+18,888**	**+3.0**	**626,730**

2. Consolidated Quarterly Statements of Income (Summary)

(Millions of yen, %)

	First Quarter ended June 2004 (Apr. 1 – June 30,2004)	First Quarter ended June 2003 (Apr. 1 – June 30,2003)	Increase / Decrease Year-on-Year		Fiscal Year ended Mar. 2004 (Apr. 1 – Mar.31,2004)
	Amount	Amount	Amount	% change	Amount
I. Net Sales	**144,161**	**141,753**	**+2,407**	**+1.7**	**624,248**
II. Cost of Sales	**50,515**	**47,111**	**+3,404**	**+7.2**	**209,043**
Gross Income	93,645	94,642	–997	–1.1	415,204
III. Selling, General and Administrative Expenses	**94,424**	**93,807**	**+616**	**+0.7**	**376,152**
Income (Loss) from Operations	**–778**	**835**	**–1,614**	–	**39,052**
IV. Other Income	2,196	1,774	+422	+23.8	5,027
V. Other Expenses	1,732	2,022	–289	–14.3	8,227
Ordinary Income (Loss)	**–314**	**587**	**–902**	–	**35,852**
VI. Extraordinary Income	–	–	–	–	28,914
VII. Extraordinary Loss	–	808	–808	–	12,031
Income (Loss) before Income Taxes	**–314**	**–221**	**–93**	–	**52,735**
Income Taxes, etc.	**6,290**	**8,198**	**–1,907**	**–23.3**	**25,194**
Net Income (Loss)	**–6,605**	**–8,419**	**+1,813**	–	**27,541**

3. Consolidated Quarterly Statements of Retained Earnings (Summary)

(Millions of yen)

	First Quarter ended June 2004 (Apr. 1 – June 30,2004)	First Quarter ended June 2003 (Apr. 1 – June 30,2003)	Fiscal Year ended Mar. 2004 (Apr. 1 – Mar.31,2004)
	Amount	Amount	Amount
(CAPITAL SURPLUS)			
I. Balance at Beginning of Term	**70,258**	**70,258**	**70,258**
II. Balance at End of Term	**70,258**	**70,258**	**70,258**
(EARNED SURPLUS)			
I. Balance at Beginning of Term	**260,493**	**242,462**	**242,462**
II. Increase in Earned Surplus	–	–	**27,541**
Net Income	–	–	27,541
III. Decrease in Earned Surplus	**11,306**	**12,890**	**9,510**
1.Net Loss	6,605	8,419	–
2.Other Decreases	4,701	4,471	9,510
IV. Balance at End of Term	**249,186**	**229,571**	**260,493**

4. Consolidated Quarterly Statements of Cash Flows (Summary)

(Millions of yen)

	First Quarter ended June 2004 (Apr. 1 – June 30,2004)	First Quarter ended June 2003 (Apr. 1 – June 30,2003)	Fiscal Year ended Mar. 2004 (Apr. 1 – Mar.31,2004)
I. Cash Flows from Operating Activities			
1.Income (Loss) before Income Taxes	–314	–221	52,735
2.Depreciation	6,586	6,367	27,218
3.Other Increase/Decrease	8,732	–8,280	–18,087
Subtotal	15,003	–2,134	61,866
4.Income Taxes Paid, etc.	–3,258	–8,863	–14,792
Net Cash Provided by Operating Activities	**11,745**	**–10,997**	**47,074**
II. Cash Flows from Investing Activities			
1.Purchase/Sales of Marketable Securities and Investment Securities	–14,175	1,080	3,725
2.Acquisition/Sales of Tangible Fixed Assets	–5,779	–3,580	–14,352
3.Increase/Decrease in Other Assets	–1,912	–16,756	–32,406
Net Cash Provided by Investing Activities	**–21,866**	**–19,255**	**–43,033**
III. Cash Flows from Financing Activities			
1.Net Increase/Decrease in Bonds and Debts	49,432	570	–31,162
2.Net Proceeds from Purchase/Sale of Treasury Stocks	–51	–5,022	–5,150
3.Other Increase/Decrease	–4,249	–4,204	–9,572
Net Cash Provided by Financing Activities	**45,131**	**–8,656**	**–45,884**
IV. Translation Gain/Loss Related to Cash and Cash Equivalents	**–757**	**622**	**–275**
V. Net Change in Cash and Cash Equivalents	**34,253**	**–38,287**	**–42,119**
VI. Cash and Cash Equivalents at Beginning of Term	**59,364**	**101,103**	**101,103**
VII. Net Change in Cash and Cash Equivalents Due to Newly Consolidated Companies	**–616**	**–**	**380**
VIII. Cash and Cash Equivalents at End of Term	**93,001**	**62,815**	**59,364**

5. Consolidated Net Sales

(1) Sales by Industry Segment

(Millions of yen, %)

	First Quarter ended June 2004 (Apr. 1 – June 30,2004)	First Quarter ended June 2003 (Apr. 1 – June 30,2003)	Increase / Decrease Year-on-Year		Fiscal Year ended Mar. 2004 (Apr. 1 – Mar.31,2004)
	Amount	Amount	Amount	% change	Amount
Cosmetics	115,637	113,252	+2,385	+2.1	489,587
Toiletries	13,289	13,712	–423	–3.1	66,396
Others	15,234	14,789	+445	+3.0	68,264
Net Sales	114,161	141,753	+2,407	+1.7	624,248

(2) Sales by Geographic Segment

(Millions of yen, %)

	First Quarter ended June 2004 (Apr. 1 – June 30,2004)	First Quarter ended June 2003 (Apr. 1 – June 30,2003)	Increase / Decrease Year-on-Year		Fiscal Year ended Mar. 2004 (Apr. 1 – Mar.31,2004)
	Amount	Amount	Amount	% change	Amount
Domestic Sales	103,757	104,243	–485	–0.5	465,287
Americas	9,689	9,377	+312	+3.3	43,523
Europe	19,695	17,470	+2,225	+12.7	72,463
Asia/Oceania	11,018	10,662	+355	+3.3	42,973
Total Overseas	40,403	37,510	+2,893	+7.7	158,960
Net Sales	144,161	141,753	+2,407	+1.7	624,248

(3) Export Sales and Sales by Overseas Subsidiaries

(Millions of yen, %)

	First Quarter ended June 2004 (Apr. 1 – June 30,2004)	First Quarter ended June 2003 (Apr. 1 – June 30,2003)	Increase / Decrease Year-on-Year		Fiscal Year ended Mar. 2004 (Apr. 1 – Mar.31,2004)
	Amount	Amount	Amount	% change	Amount
Americas	10,186	9,948	+238	+2.4	45,807
Europe	18,156	16,197	+1,959	+12.1	68,103
Asia/Oceania	12,664	11,893	+771	+6.5	48,485
Overseas Sales	41,007	38,038	+2,968	+7.8	162,397

6. Notes to Accounting Policy of Quarterly Financial Statements

The Company has prepared the quarterly financial statements based on the accounting policy of consolidated interim financial statements.